================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated June 1, 2000 re Enea OSE Systems and RADVision First-to-Market with Industry Standard H.323 ported into OSE(TM) Realtime Operating System.

2. RADVision Ltd. Press Release dated June 1, 2000 re RADVision Showcases Carrier-Class Solutions for Next-Generation Communication Networks At SuperComm 2000 in Atlanta.

3. RADVision Ltd. Press Release dated June 2, 2000 re RADVision Teams with congruency, Inc. to Deliver Premium IP Telephony Services for the Emerging CASP Market.

4.   RADVision  Ltd. Press Release dated June 5, 2000 re RADVision and Vsys Join
     Forces   to   Deliver   Carrier-Grade   Solution   for  VoIP   Conferencing
     Applications.

5. RADVision Ltd. Press Release dated June 5, 2000 re RADVision Introduces Unique Multipoint Processing Platform for Distributed V2oIP(TM) Bridging Applications.

                                                                          ITEM 1

For Immediate Release


Contacts:

Danielle Schwartz          Nicolas Boillot           Karen Gurwitz
Enea OSE Systems, Inc.     Hart-Boillot, L.L.C.      Dir. Corp. Comm.
Tel:  214-346-9339, x 25   Tel: 781-893-0053, x 11   RADVision, Inc.
Fax:  214-346-9344         Fax: 781-893-0049         Tel: 201.529.4300, x305
danielle@enea.com          nicolas@hartboillot.com   kgurwitz@radvision.com

David Seligman
CFO
RADVision, Ltd.
Tel: 972.3.645.5446
seligman@tlv.radvision.com



               Enea OSE Systems and RADVision First-to-Market with
      Industry Standard H.323 ported into OSE(TM) Realtime Operating System

Dallas, TX/Mahwah, NJ, June 1st, 2000 - Enea OSE Systems and RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that RADVision's H.323 enabling software has been ported to the OSE(TM) realtime operating system (RTOS). RADVision's H.323 technology combined with the OSE RTOS provides a high-performance solution that addresses the design requirements for a broad class of products including IP telephones, PSTN to IP Network gateways, MCUs for bridging calls and a variety of gatekeeper technologies.

RADVision's core enabling software, optimized for demanding carrier-grade applications and embedded systems, was ported into OSE's TCP/IP stack, developed specifically for embedded applications. The TCP/IP stack, part of the OSE
Internet Protocols, was built with a priority placed on high performance and reduced code size. The OSE TCP/IP stack has proven a 10x performance advantage over conventional STREAMS-based stacks.

"Given that both Enea's OSE RTOS and RADVision's H.323 technology are best-of-class products, it is only natural that we combine our forces to greatly enhance the product offerings for our customers in the communications markets," said George Kloak, vice-president of sales, RADVision, Inc.

"OSE was built specifically to satisfy challenges in communications applications," said Bill McCombie, manager of third-party relations, Enea OSE Systems. "The OSE TCP/IP stack was also conceived for communications requirements. Along with RADVision's H.323 Software, developers can reduce their time to market by focusing on building their IP Voice or IP Video applications - not on developing protocol stacks and operating systems."


                                     (more)

RADVision's H.323 enabling software includes a package of modules that performs all the functions needed to establish real-time voice/video/data communication over IP networks, and is part of the RADVision V2oIP toolkit family of enabling technology for real-time voice and video communication over IP technology. The toolkit uses a building-block approach, allowing OEMs/developers to rapidly bring to market interoperable standards compliant products and services for next-generation converged networks.

The  OSE  RTOS  offers  support  for  high-availability   systems,  as  well  as
comprehensive memory management capabilities tailored to the needs of next-generation wired and wireless communications applications. The OSE Internet Protocols (INET) support complex systems and include One-Copy standard BSD sockets, as well as support for network applications including Telnet, FTP, DHCP and DNS. Other protocols in the OSE portfolio are OSPF, RIP and SNMPv3.

About Enea OSE Systems

Enea OSE Systems is the technological leader for realtime operating systems and development tools for building distributed and fault-tolerant realtime applications. A subsidiary of Enea Data (SAXESS: ENEA), Enea OSE Systems employs over 140 persons. The company focuses primarily on development in telecom, datacom, wireless and safety-critical industries. For more information, please visit http://www.enea.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision's customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                      -30-

OSE is a trademark of Enea OSE Systems.
All other company names and trademarks are the exclusive property of their rightful owners.

                                                                          ITEM 2

For Immediate Release

Contacts:

Karen Gurwitz               David Seligman                Paul Murray
Dir. Corp. Communications   CFO                           Public Relations
RADVision, Inc.             RADVision, Ltd.               Porter Novelli
Tel: 201.529.4300, x305     Tel:+ 972.3.645.5446          Tel: +33 4 76 84 49 69
kgurwitz@radvision.com      Seligman@tlv.radvision.com    paul.murray@pnicge.com
www.radvision.com           www.radvision.com

Amy O'Bryan                         Robby Berman
Corporate Communications            Director, Marketing
Vsys                                congruency, Inc.
Tel:  719.785.5400                  Tel: 201.712.5590 x 117
amy@vsys.com                        rberman@congruency.com
www.vsys.com                        www.congruency.com


                 RADVision Showcases Carrier-Class Solutions for
       Next-Generation Communication Networks At SuperComm 2000 in Atlanta

    BRAIN TEASING IP CHALLENGE FEATURES PRODUCTS AND SERVICES FROM RADVISION
        AND RADVISION PARTNERS - HP, VSYS AND CONGRUENCY AT BOOTH #1821

Mahwah, New Jersey, June 1, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, together with its partners -- HP, Vsys and congruency, invites show attendees to participate in the brain teasing IP Challenge and learn about a range of carrier class solutions for next-generation IP communication networks at booth #1821 at SuperComm, June 6 - 9 in Atlanta, GA. Challenge takers will have the opportunity to win big prizes by participating in the IP Challenge, a live interactive game show designed around a variety of HOT market and technology trends driving the convergence of voice, video and data over IP. No one leaves the Challenge empty-handed.

Attendees will be able to see demonstrations of RADVision's newest products including the innovative MP (Multipoint Processor) platform for distributed voice and video over IP conferencing solutions, plus the enhancements to RADVision's complete V2oIP product family of gateways, MCUs, and gatekeepers. Visitors to the RADVision booth will also be able to find out more about the company's multi-protocol enabling software for IP communications including MGCP,
H.323 and SIP.

Products and services from RADVision's partners will be featured in the IP challenge as well.

IP CHALLENGE  PARTNERS AND THEIR SOLUTIONS

Hewlett-Packard's OpenCall is the communication industry's most comprehensive line of mission-critical, carrier-grade platforms for the development and deployment of next-generation services over global voice and data networks. OpenCall enables the communication industry to harness the convergence of the Internet and telephony worlds. HP's OpenCall MultiService Controller platform is built around RADVision's core gatekeeper technology.

                                     more...

Vsys is a leading provider of software, expertise, and hosting center services around which next-generation services and revenue streams are built. The Vsys Softswitch enables voice, data and video to travel on interconnected and hybrid networks, from the Internet to the public switched telephone network. The Softswitch enables a powerful new class of next-generation services for carriers and application developers alike. Vsys' softswitch and RADVision's MP platform are integrated into distributed conference solution.

congruency, Inc. is a Communications Application Service Provider (CASP) that has developed a next-generation Voice over IP network that enables the delivery of traditional and advanced communications application services over broadband data networks. The congruency Communications Network enables carriers to provide IP Centrex telephone capabilities, directed visual content and enhanced voice applications to Internet appliances. The congruency Communications Network allows CLECs, ISPs, and Building tenant carriers to enhance their products and services beyond commodity transport. congruency's i.Picasso touch-screen business phone is embedded with RADVision's H.323 technology.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to individuals and businesses through simple appliances, useful e-services and an Internet infrastructure that's always on.

Excluding Agilent Technologies, HP has 86,000 employees worldwide and had total revenue from continuing operations of $42.4 billion in its 1999 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

About Vsys

Founded in 1993 and headquartered in Colorado Springs, Colorado, Vsys is a leading provider of software, expertise, and hosting center services around which next-generation services and revenue streams will be built. Vsys was among the first in the industry to develop a network software switch platform, or softswitch. The Vsys softswitch permits voice, data and video to travel on interconnected and hybrid networks, from the internet to the public switched telephone network. The softswitch enables a powerful new class of next-generation services for carriers and application developers alike. Investors include RockMountain Ventures, of Colorado Springs, Colorado. Please visit our website for further information: www.vsys.com.

                                     more...

About congruency, Inc.

congruency, Inc. is a Communications Application Service Provider (CASP) that has developed a next generation Voice over IP network enabling the delivery of traditional and advanced Voice over IP (VoIP) application services via broadband data networks. The congruency Communication Network offers premium telephone capabilities, such as IP Centrex, directed visual content and enhanced IP applications to highly competitive communication carriers, including competitive local exchange carriers (CLECs), Internet service providers (ISPs) and building local exchange carriers (BLECs), who are compelled to enhance their product and services beyond commodity transport. congruency's investors include Vertex Israel, ABS GE Capital Giza Fund, Nomura/Jafco Investments, Matav Cable Systems Media, Ltd., RSL Capital Corp., Pioneer Management and private investors. Based in Rochelle Park, New Jersey, congruency has development offices in Petach-Tikva, Israel.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.



                                       ###
                            All trademarks recognized

                                                                          ITEM 3

For Immediate Release

Contact:

Karen Gurwitz              David Seligman              Robby Berman
Dir. Corp. Communications  CFO                         Director, Marketing
RADVision, Inc.            RADVision, Ltd.             congruency, Inc.
Tel: 201.529.4300, x305    Tel: 972.3.645.5446         Tel:Tel: 201.712.5590x117
kgurwitz@radvision.com     Seligman@tlv.radvision.com  rberman@congruency.com
www.radvision.com          www.radvision.com           www.congruency.com


           RADVision Teams with congruency, Inc. to Deliver Premium IP
                Telephony Services for the Emerging CASP Market

     PARTNERSHIP TO ENHANCE IP SERVICE OPTIONS FOR TELCOM SERVICE PROVIDERS

Mahwah, NJ - June 2nd, 2000 - RADVision, Inc., (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and congruency, Inc., a leading Communications Application Service Provider (CASP), and provider of premium telecommunications services, today announced a long-term licensing agreement by which congruency will integrate RADVision's market-leading H.323 technology into its network and services for delivery over congruency's i.Picasso touch-screen IP business phone.

"We are delighted to partner with congruency," said RADVision Business Development Director Jacob Hefer. "We look forward to playing a key role in their efforts to provide premium IP services to competitive local exchange carriers (CLECs), Internet service providers (ISPs) and building local exchange carriers (BLECs)."

congruency delivers next-generation IP Centrex solutions via its hosted broadband network, enabling the carrier class market to offer premium IP services to small and midsize businesses. Through this agreement, RADVision will provide core technology to support the congruency Communications Network infrastructure, including sophisticated quality controls and enhanced IP capabilities.

"By using RADVision's technology, we save critical time-to-market and provide our customer-base with a competitive edge in offering converged QoS voice, video and data to their customers," said congruency CEO Ralph Hayon, founder of the Communications ASP model. "We selected RADVision because their building block software technology is unparalleled in the industry for reliable, carrier-class quality and performance."

RADVision's H.323 core enabling technology enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 protocol toolkit consists of H.225 that includes RAS, RTP/RTCP, Q.931 Call Signaling and H.245. RADVision also offers optional modules for H.235 Security features as well as
H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

                                     more...

In conjunction with Hewlett Packard and Vsys, RADVision and congruency will be hosting "The IP Challenge", a live interactive game show, in the RADVision Booth #1821, at SuperComm2000 in Atlanta, GA from June 6th to June 8th, 2000.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: "http://www.radvision.com"


About congruency, Inc.

congruency, Inc. is a Communications Application Service Provider (CASP) that has developed a next generation Voice over IP network enabling the delivery of traditional and advanced Voice over IP (VoIP) application services via broadband data networks. The congruency Communication Network offers premium telephone capabilities, such as IP Centrex, directed visual content and enhanced IP applications to highly competitive communication carriers, including competitive local exchange carriers (CLECs), Internet service providers (ISPs) and building local exchange carriers (BLECs), who are compelled to enhance their product and services beyond commodity transport. congruency's investors include Vertex Israel, ABS GE Capital Giza Fund, Nomura/Jafco Investments, Matav Cable Systems Media, Ltd., RSL Capital Corp., Pioneer Management and private investors. Based in Rochelle Park, New Jersey, congruency has development offices in Petach-Tikva, Israel.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 4

For Immediate Release

Contact:

Karen Gurwitz               David Seligman              Amy O'Bryan
Dir. Corporate              CFO                         Corporate Communications
  Communications
RADVision, Inc.             RADVision, Ltd.             Vsys
Tel: 201.529.4300, x305     Tel: 972.3.645.5446         Tel:  719.785.5400
kgurwitz@radvision.com      Seligman@tlv.radvision.com  amy@vsys.com
www.radvision.com           www.radvision.com           www.vsys.com

        RADVision and Vsys Join Forces to Deliver Carrier-Grade Solution
                       for VoIP Conferencing Applications

    HIGHLY RELIABLE, SCALABLE SOLUTION FOR DISTRIBUTED BRIDGING APPLICATIONS
         INTEGRATES MULTIPOINT CONFERENCING AND SOFTSWITCH TECHNOLOGIES

Mahwah, New Jersey, and Colorado Springs, Colorado - June 5, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and Vsys, a leading provider of innovative softswitch solutions for both intelligent networks (IN) and IP telephony, today announced a carrier-grade solution for VoIP conferencing applications that integrates RADVision's new Multipoint Processor (MP) Conferencing Platform with Vsys' softswitch solution. The combination of RADVision's market proven IP-based multipoint conferencing technology and Vsys' softswitch enables the rapid creation of conferencing services such as ACD, Centrex and Class 5 public "meet-me" conferencing for next-generation converged networks.

RADVision's MP Platform was designed for distributed or decomposed multipoint solutions. It consists of a hardware MP (media processor) for handling media mixing plus a set of MP APIs for supporting any third party MC (multipoint controller) application that requires enhanced control of multipoint operations. Vsys' carrier-grade VoIP conferencing solutions uses Vsys' softswitch to handle conference logic and signaling to maintain a centralized single point of control, while relying on RADVision technology to provide the mixing engine. RADVision's MP handles the media RTP/RTCP protocol, which is common to most IP multimedia protocols, including SIP, H.323 and MGCP. The MP can therefore be plugged into any voice or video over IP system.

"RADVision's new MP provides us with the missing component we needed to enable next-generation service providers to develop distributed conferencing applications using our softswitch solution," said Bob Wise, Chief Architect for Vsys. "The MP plugs perfectly into our multi-protocol environment and provides conferencing capabilities in a hybrid PSTN/VoIP network."

Vsys' softswitch solution provides a network intelligence layer that isolates new converged services from the complexities of the underlying network. The Vsys softswitch manages user sessions and provides routing control through hybrid networks for both "pure" IP-based enhanced service and services that require connectivity to the traditional PSTN. Its open systems softswitch technology allows carriers and ASPs to develop and deploy new applications quickly, key to capturing subscribers and increasing service revenues.



                                     more...

"We designed our MP platform for easy integration into third-party solutions like Vsys' softswitch that enables the development of highly efficient and cost effective distributed conferencing solutions," said Ofer Shapiro, Vice President of Strategic Accounts for RADVision. "We believe that Vsys' softswitch solution will facilitate the introduction of a range of exciting new enhanced conferencing applications made possible by their solution."

According to Greg Baltzer, Vsys CEO, "Vsys has a longstanding relationship using RADVision enabling technology for real-time IP communication. They are a clear market leader with a track record of being first to market with innovative new technologies. It is only natural that we chose to integrate RADVision's MP platform into our softswitch solution. No one has more experience in IP conferencing than RADVision."

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About Vsys

Founded in 1993 and headquartered in Colorado Springs, Colorado, Vsys is a leading provider of software, expertise, and hosting center services around which next-generation services and revenue streams will be built. Vsys was among the first in the industry to develop a network software switch platform, or softswitch. The Vsys softswitch permits voice, data and video to travel on interconnected and hybrid networks, from the internet to the public switched telephone network. The softswitch enables a powerful new class of next-generation services for carriers and application developers alike. Investors include RockMountain Ventures, of Colorado Springs, Colorado. For additional information, please visit our website at: www.vsys.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                                                          ITEM 5

For Immediate Release

Contact:    Karen Gurwitz                          David Seligman
            Dir. Corporate Communications          CFO
            RADVision, Inc.                        RADVision, Ltd.
            Tel: 201.529.4300, x305                Tel: 972.3.645.5446
            kgurwitz@radvision.com                 Seligman@tlv.radvision.com
            http://www.radvision.com               http://www.radvision.com

           RADVision Introduces Unique Multipoint Processing Platform for Distributed V2oIP(TM) Bridging Applications

        INNOVATIVE DECOMPOSED ARCHITECTURE IDEALLY SUITED FOR CUSTOMIZED
             NEXT-GEN CONFERENCING SOLUTIONS FOR CONVERGED NETWORKS

Mahwah, New Jersey, June 5, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced its Multipoint Processor Platform (MP Platform) for V2oIP multipoint conferencing solutions for next-generation converged networks. The MP platform is a customizable solution for distributed conferencing applications in multiple protocol environments. It is based on RADVision's award- winning Multipoint Conferencing Unit (MCU), and can be integrated with any third-party IP-based PBX or switch.

"We designed the MP platform to meet the requirements of OEM partners who want to maintain control of their bridging application, while relying on a third party to provide the mixing engine," said Dr. Michelle Blank, Vice President of Galactic Marketing for RADVision. "The MP Platform is another first-to-market technology innovation from RADVision and an ideal solution for easy integration into third party solutions. It allows our partners to quickly deploy highly efficient and cost effective distributed conferencing solutions to their customers."

The essential functions of the multipoint conferencing system include switching, signaling and media handling. Traditionally, these have been combined in a single entity, using a Centralized Architecture. The very nature of packet-switching IP networks now enables these functions to be separated into a Distributed Architecture - an exciting breakthrough resulting in the opportunity for vendors to provide customers with affordable multipoint conferencing solutions.

The RADVision MP Platform solution is based on the decomposition of the key components of a multipoint conferencing system--switching fabric, signaling and media handling--working together in a distributed architecture. The MP Platform consists of a hardware Media Processor plus a set of APIs to support third-party Multipoint Controller applications that require enhanced control of multipoint operations. By functioning as a separate component, the MP can support a variety of multipoint conferencing system requirements - it can be used both with simple MCs that perform simple ad-hoc conferencing, and with complex MCs that perform complex call control involving reservations, supplementary services, multiple signaling protocols, etc.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: June 5, 2000